UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNION BANKSHARES, INC.
(Name of Issuer)

COMMON STOCK, $2.00 PAR VALUE PER SHARE
(Title of Class of Securities)

905400 10 7
(CUSIP Number)

January 14, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A
CUSIP NO.    905400 10 7

1.	Names of Reporting Persons:
Susan F. Hovey Mercia

2.	Check the Appropriate Box if a Member of a Group
(a)☐
(b)☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:
United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power:	392,259

6.	Shared Voting Power:	0

7.	Sole Dispositive Power:	392,259

8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
392,259

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9):
8.80%

12.	Type of Reporting Person:
IN

Item 1(a)	Name of Issuer:
Union Bankshares, Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
20 Main Street
PO Box 667
Morrisville, VT 05661-0667

Item 2(a)	Name of Person Filing:
Susan F. Hovey Mercia
Item 2(b)	Address of Principal Business Office, or if none, Residence:
	Mailing Address:	Residence:
	924 Pond Road	637 Lakescene Drive
PO Box 357
	Hinesburg, VT 05461-9183	Venice, FL 34293
Item 2(c)	Citizenship:
United States
Item 2(d)	Title of Class of Securities:
Common Stock, $2.00 par value
Item 2(e)	CUSIP Number:
905400 10 7
Item 3.	Not applicable
Item 4.	Ownership
	(a)	Amount beneficially owned: 392,259

Total reflects the distribution on January 14, 2015 of 211,454 shares previously held by the Genevieve L. Hovey Trust, of which Ms. Mercia served as Sole Trustee. Prior to the distribution of the shares Ms. Mercia had disclaimed any pecuniary interest in the shares.

(b) Percent of Class: 8.80%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 392,259
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 392,259
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2015

/s/ Susan F. Hovey Mercia
Signature

Susan F. Hovey Mercia
Name